U.S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                  Amendment #2


                                    Form 10SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                         Kolorfusion International, Inc.
                 (Name of Small Business Issuer in its charter)



            Colorado                                     84-1317836
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


14510 East Fremont Avenue
Englewood, Colorado                                      80112
(Address of principal executive office)                  (Zip Code)

Issuer's telephone number (303) 690-2910


           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares



                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)

ITEM 1. DESCRIPTION OF BUSINESS

            Kolorfusion International, Inc. is a Colorado corporation, formed on May 17, 1995, to develop and market a system for transferring color patterns to metal, wood, glass and plastic products. Its principal office is located at 14510 East Fremont Avenue, Englewood, Colorado.

            Kolorfusion is a process that allows the transfer of colors and patterns into coated metal, wood, and glass and directly into a plastic surface that is not flat; the colors do not peel, and they are resistant to ultra violet rays.

            The coloring and design of the products is designed to enhance consumer appeal, create demand for mature products, achieve product differentiation and customization and as a promotional vehicle. The Company currently has customers using the process for the decoration of aluminum brief cases, lazer cut metal art, motorcycle fenders and tanks, crowd control railings, skateboard wheels, drum sticks, wheelchairs, table lamps, pocket knives and clocks. These applications and more are anticipated as the Company is currently working with manufacturers of chairs, toy guns, kitchen appliances, automobile wheels, skis, aluminum tanks, office furniture, plumbing fixtures, 2-way radios and other electronic products.

            The process uses a transfer material (Kolortex(a)) with special inks that may be any color or form that the user desires. The end user may use any color, or combination of colors, and any design or logo desired that are printed on the Kolortex. The only limitations are the imagination and desires of the customer. The Kolortex is placed around the product. The product, wrapped in the Kolortex, is then placed in a carrier (Kolorclam(a)) that allows for a total vacuum. The Kolorclam is then placed in a heating chamber which allows the inks to leave the Kolortex and penetrate into the coated product. Plastic and aluminum may be treated directly, steel, glass and other surfaces must first be coated. Temperature heating ranges from 280 to 400 degrees Fahrenheit, and the time of heating is dependent on the product and its characteristics.

            The process patents were granted to a French inventor, Mr. Claveau, by the United States Patent Office on May 3, 1994, and by the Canadian Patent Office on March 26, 1996. The exclusive license for the US and Canada was first assigned to the Company's founders, Steve Nagel and Michael Harrop in May, 1994, and recorded by the US and Canadian Patent Offices. The exclusive license was transferred to the Company, and then the Company purchased the patents from the inventor under a Purchase Agreement on October 17, 1995. The purchase agreement is for 25,000,000 French Francs, or, at the exchange rate, approximately $5,000,000 United States dollars. There was a down payment of $500,000 and the remainder is payable monthly over 9 years with no interest. There are no royalties. The exclusive license for Brazil was assigned in February, 1997 for a monthly fee of about $7,000, which may be purchased at a later time. The United States and Canadian patents expire 20 years from the date of application, which will be November 16, 2012. The Company maintains a


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relationship with the inventor as new advances are achieved in the ink transfer process technology.

            The Company has registered its tradename and trademark design in the United States, Canada and Brazil.

            The Company has established a processing center at its place of business in suburban Denver, Colorado, and it is actively using the process to process products. The Company has dedicated 8,000 square feet of its space to production, with two Koloclam processing units.

            The Company has had no dependence upon a significant customer or supplier to date.

COMPETITION

            There is no direct competition because the Company uses a patented process that is unique in the market. There are companies that are near direct competition. The most direct competition is "cubic printing," also known as hydrographics. This is a technology from Japan that has over 65 licensees in 22 countries. Cubic printing uses a film of patterns and colors floating on a water bath, so that when a product is dipped through the bath, the film attaches to the product's surface, which is then over-coated with a spray on coating. This system is quoted in the market as significantly higher in cost than the Kolorfusion Process, and is not capable of full three dimension printing. As with all superficially applied decoration durability and abrasion resistances are inferior to the Company's process. Typical examples of parts decorated with the cubic printing method are plastic molded parts in automobiles with a wood grain finish or camouflage decorated parts of archery. Companies now using cubic printing in the United States include The Colorworks, Inc., Oakley, Inc., Designer Molding, Plastic Dress-up Co., Revolution Technologies, Inc. and Spectrum Cubic, Inc. Cubic printing is mostly limited to the esthetic segment of the decoration market because the graphic will severely distort when applied and alignment of the graphic on the part in a specific position is impossible. Only when the esthetic design is also functional, such as in camouflage patterns can cubic printing add a practical value to a product. Other liabilities of the cubic printing process are that it requires an overcoat, and lead times to obtain new designs are many months.


            In mold decoration covers all decoration technologies that are applied to injection molded parts as part of the molding process. Included in this family are multi-shot, multi-color molding which is several different colored polymers are combined into a single molded part using a complex injection tool. First a base color polymer is injected creating the body of the part. In mold decoration does not compete directly with the Company, because it is limited to plastic parts with high volumes, usually small in size. In essence it is laminating a decal to a plastic surface, control switches in autos is a good example.



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


            Indirect competition can be defined very broadly to include pad printing, screen printing, hot stamping, specialty paints and coatings. Pad printing can conform to minor curves and contours, as can screen painting and hot stamping. All are surface decorations and are therefore prone to scratching. All serve both esthetic and decorative market segments, except specialty paints and coatings, which includes textures and suspensions of glitter or metallic flakes. Other decoration methods such as silk screening or decals have limited utilization as the cost and/or durability make them non competitive for most dimensional decoration requirements. Many products are decorated with a combination of colored coatings with silk screen and decals.

            The Company has spent approximately $6,500 in fiscal 1998 and $8,800 in fiscal 1999 on research and development. The research and development is for applications for specific prospective customers. The Company does not maintain a specific research and development department.

            Management of the Company has had extensive discussions with customers and prospects, and have found that in some instances the process will reduce the finishing cost of the product, and in some instances will increase the cost. Pricing is based on several factors, including volume, type of product, amount of Kolortex used and handling and processing time. The cost of typical items are: roller blade wheels at $.30-.50 per wheel, bicycle wheels at $2.50-4.00 per wheel, bicycle frames at $12.00 -$30.00, baseball bats at $3.00-4.50, hockey sticks at $3.00-4.00 and gift ware items from $1.00-$1.50.

            Transportation of the products to be processed creates an expense problem for customers, and the Company believes that it will be necessary to open additional centers in key geographical centers to attract those customers for which transportation cost is a factor.

LICENSING

            The Company is also seeking to make license agreements with manufacturers for their specific products when the process is to be used on a large scale. The Company has license agreements with George Industries, Inc. of Los Angeles for aluminum, Ace Industries, Inc. of Chicago for lighting fixtures, and Sunrise Medical Corporation for wheelchairs at this time. The plan is to charge a license fee of $100,000, half being paid on execution of the agreement, and the other half one year later, for five years. The license would be renewable for three successive five year periods at $20,000 per year. There will be minimum monthly payments to be recaptured by deductions against invoices for Kolortex media purchases or royalty payments. The licensee will need to purchase equipment that will cost between $50,000 and $400,000 depending on size and volume of the products to be processed.

            The Company rents space in a suburban Denver, Colorado industrial park. It rents 18,000 square feet of space used for office, processing and storage. There are 11


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employees in addition to the officers.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

            Management of the Company seeks to have the Company attain a positive cash flow and profitability during fiscal year 2001. The achievement of this goal will be determined by the rate of acceptance and the implementation of the technology by its customers and licensees.

            Current sales result from initial testing and sampling invoices, limited production runs and license fees. To date the Company has not entered into a long term contract for processing to establish a continuing base of sales upon which to build. Accordingly comparative sales during this stage of the business will show increases and decreases from quarter to quarter until such contracts or business relationships are made. The Company plans to enter into processing contracts and additional licensing agreements to achieve a continuous growth in sales.

YEAR ENDED JUNE 30, 1998 COMPARED TO YEAR ENDED JUNE 30, 1999.

            Revenues decreased in 1999 to $361,044 from $592,394 in 1998. There were decreased license and royalty fees and lower sales in 1999 to account for the difference.

            Costs of sales decreased in 1999 to $314,879 from $529,661 in 1998 as a result of lower sales in 1999.

            Selling, general and administrative expenses increased in 1999, to $1,355,363 from $1,179,719 in 1998. The selling, general and administrative expense increased 15%, which is primarily attributable to additional legal fees and salaries. Interest expense was less in 1999, $315,733, from $1,294,729 in 1998.

            The result was that there was a net loss of $1,395,528 in 1999, compared to a net loss of $2,326,743 in 1998. The net loss per share in 1999 was $.08 compared to a net loss per share of $.17 in 1998.

QUARTER ENDED SEPTEMBER 30, 1999 COMPARED TO QUARTER ENDED SEPTEMBER 30, 1998

            Revenues decreased in the quarter in 1999 to $67,227 from $77,142 in 1998. The decline is due to the lack of long term processing contracts. There was royalty income in 1999, compared to none in 1998, but the sales were lower.

            Cost of sales increased in 1999 to $120,808 from $75,735 in 1998. The cost of sales increase was due to the allocation of salary overhead and the expansion of leased facilities and equipment. The Company expects the profit margin to increase


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as it acquires new customers. Selling, general and administrative expenses also increased in 1999 to $271,111 from $258,928 in 1998. The interest expense in 1999 was much lower than in 1998, $46,500 compared to $78,000.

            The result was a net loss in 1999 of $331,129 compared to a net loss of $336,831 in the same quarter in 1998.


LIQUIDITY AND CAPITAL RESOURCES

            Kolorfusion International, Inc. has historically had more expenses than income in each year of its operations. The accumulated deficit from inception to June 30, 1999 was $6,834,836. It has been able to maintain a positive cash position solely through financing activities. As a result of this, and the fact that the Company's current liabilities exceed its current assets, the independent auditor has issued a going concern opinion.


            There are no known trends, events or uncertainties that are likely to have a material impact on the short or long term liquidity, except perhaps declining sales. The primary source of liquidity in the future will be increased sales. In the event that sales continue to decline the Company may have to seek additional funds through equity sales, though it has no present plans to do so. Additional equity sales could have a dilutive effect. The debt financing, if any, would most likely be convertible to common stock, which would also have a dilutive effect. There are no material commitments for capital expenditures. There are no known trends, events or uncertainties reasonably expected to have a material impact on the net sales or revenues or income from continuing operations. There are no significant elements of income or loss that do not arise from continuing operations. There are no seasonal aspects to the business of Kolorfusion International, Inc.

            The contract with the inventor is payable in French Francs. From the time of the contract to this time the exchange rate has worked in favor of the Company. The Company had a gain in foreign currency transactions in 1999 of $250,123, as compared to a gain in foreign currency transactions of $75,457 in 1998. These gains were the result of devaluation of the French franc compared to the U.S. dollar. In the event that the exchange rate should reverse the Company will attempt to hedge its obligation.


YEAR 2000 COMPLIANCE

            The computers used by the Company are year 2000 compliant. The software used by the Company is year 2000 compliant. Both the hardware and software were compliant when purchased. The computers are only used for accounting and graphic workstations, neither of which is dependent on timing circuitry. Based on the assessments to this date management believes that future costs relating to the


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


year 2000 issue will not have a material effect on its financial position, results of operations or cash flows.


ITEM 3. DESCRIPTION OF PROPERTY

            The Company leases office, warehouse and production space in suburban Denver for a monthly rental of $12,000.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

            There are presently 19,032,561 shares of the Company's common shares outstanding. The following table sets forth the information as to the ownership of each person who, as of November 30, 1999, owns of record, or is known by the Company to own beneficially, more than five per cent of the Company's common stock, and the officers and directors of the Company.


                                    Shares of          Percent of
Name                             Common Stock          Ownership
--------------------------------------------------------------------------------

Thomas Gerschman                       46,875           1%
371 Mitchells Lane
Bridgehampton, NY

Stephen Nagel                       6,388,000          34%
7883 S. Espana Way
Aurora, CO

Philippe Nordman                    8,916,690          47%
C/o Maus Freres SA
Rue Cornavin 6
Geneva, Switzerland

Directors and Officers              6,434,875          34%
as a group


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

            The executive officers and directors of the company, with a brief description are as follows:


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


Name                    Age         Position
----                    ---         --------

Thomas Gerschman        42          Chairman

Stephen Nagel           49          President, Director

Kenneth Bradley         51          Secretary


            Thomas Gerschman, Mr. Gerschman is the Chairman, and a Director of the Company. Mr. Gerschman has been the President of Mount Keene, Inc., a corporation for investment banking, since 1989 and of Summore Plastics, Inc., a plastic molding company, since 1990. Neither business interferes with the Company. He became a director of the Company, and Chairman in 1999.

            Stephen Nagel, Mr. Nagel is President and a Director. Mr. Nagel was the CEO of Rescon Technology, a manufacturer of construction materials from 1976 to 1992, and the founding CEO of Selectronics, a consumer electronics and software publisher from 1983 to 1991, both public companies. He has an MBA from Arizona State University and a JD from the University of Wyoming. Mr. Nagel has been President and a Director since inception of the Company.

            Kenneth Bradley, Mr. Bradley is the Secretary. Mr. Bradley has worked for the accounting firm of McGladrey Pullen since 1976. He is now a Senior Manager in Casper, Wyoming. Mr. Bradley's duties are minimal, and he spends very little time on the affairs of the Company.


ITEM 6. EXECUTIVE COMPENSATION

            There are no officers or directors that received compensation in excess of $60,000 or more during the last year. The Company paid $85,000 in 1998 and $85,000 in 1999 to Nagel Enterprises as consulting fees, an entity wholly owned by Stephen Nagel, in lieu of compensation to Mr. Nagel. There is no written contract or obligation for the payments to Mr. Nagel.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

            None


ITEM 8. LEGAL PROCEEDINGS

            The Company is the plaintiff in a case filed in November, 1999 in Arapahoe County Court, Arapahoe County, Colorado against its former officer, Mark Poole and Lazart Productions, Inc. The case involves breach of contract of confidential


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information, breach of fiduciary duty and tortious interference with contract.
The Company has alleged that Mr. Poole took a customer of the Company while he was a Vice President of the Company for his own gain. The Company has asked for a sum in excess of $50,000.



ITEM 9. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

            The Company's common stock has been traded since April, 1998 on the OTC Bulletin Board, with the symbol KOLR, before that time there was no activity. As of November 30, 1999 the following brokerage firms were making a market in the Company's common stock: Wien Securities, Mayer & Schwitzer, Herzog Heine Geduld, Inc, Hill Thompson Magid & Co., Sharpe Capital, Inc., Protective Group Securities, Knight Securities, Inc. and USCC Trading/a division of Fleet Securities.


            The NASD has delisted the Company from its electronic bulletin board as of January 19, 2000 for failure to have on file with the Securities and Exchange Commission an effective registration statement. The Company intends to apply for relisting on the electronic bulletin board upon the effectiveness of its registration statement.


            The following table sets forth for the periods indicated the range of high and low closing bid quotations per share as reported by the over-the-counter market. These quotations represent inter-dealer prices, without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

                                                     Price per Share
                                                     ---------------
                                                     High         Low
                                                     ----         ---

Fiscal year 1998                                     $1.25        $1.00
            Second Quarter (April 1, 1999
            through June 30, 1998)

            Third Quarter (July 1, 1998              $1.625       $1.00
            through September 30, 1998)

            Fourth Quarter (October 1, 1998          $1.8125      $0.75
            through December 31, 1998)

Fiscal year 1999
            First Quarter (January 1, 1999           $1.75        $0.875
            through March 31, 1999)

            Second Quarter (April 1, 1999            $1.375       $0.6875
            through June 30, 1999)


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


            Third Quarter (July 1, 1999              $1.03125     $0.28125
            through September 30, 1999)

            There are 76 holders of the common stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

            Name                   Date         Shares           Cost

Carl Fischer, Jr.                  12/97          5,000           $5,000
Elam Baer                          12/97          4,000           $4,000
Timothy Brink                      12/97          4,000           $4,000
John Oertel                        12/97          4,000           $4.000
Michael S. Fattor                  12/97          5,000           $5,000
Ann McCready                       12/97          5,000           $5,000
Michael Hubbard                    12/97            750             $750
Stacy Swanson                      12/97            500             $500
Kenneth Bradley                    12/97          5,000           $5,000
Michael Lay                        12/97          5,000           $5,000
Paul Coniaris                      12/97          4,000           $4,000
Owen Fowler                        12/97         12,000          $12,000
Scott Gavin                        12/97          5,000           $5,000
Arthur Fowler                      12/97          5,000           $5,000
Krishna Williams                   12/97          2,500           $2,500
David Coffey                       12/97            500             $500
Paul Morgan                        12/97            500             $500
Margaret McKain                    12/97          5,000           $5,000
Vernon Morris                      12/97          5,000           $5,000
Sherman Herschderfer               12/97          4,000           $4,000
Joel Nudelman                      12/97          4,000           $4,000
Louise Rosenbaum                   12/97            750             $750
Lisa Dempsey                       12/97            500             $500
Charles Hubbard                    12/97            500             $500
Morris Steller                     1/98           5.000           $5,000
Jack Lehtinen                      1/98           4,000           $4,000
William Huttner                    1/98           2,000           $2,000
Thomas Palashewski                 1/98           4,000           $4,000
Art Lucking                        1/98           5,000           $5,000
Pat Mooney                         1/98           4,000           $4,000
Leonard Anderson                   1/98           3,000           $3,000
Virgil Anderson                    1/98           1,000           $1,000
Bernard Kegan                      1/98           4,000           $4,000
Lindley Branson                    1/98           4,000           $4,000
Douglas Pietig                     1/98           4,000           $4,000

Paul Sokol                         1/98          10,000          $10,000
Gene Josephs                       1/98           5,000           $5,000
John Bogard                        1/98           5,000           $5,000
Arlan Akerlind, IRA                2/98          40,000          $40,000
Gene Fujan                         2/98           2,000           $2,000
Randy Boyd                         2/98           4,000           $4,000
Lyle Rich Johnson                  2/98          30,000          $30,000
Edward Alexander                   2/98           4,000           $4,000
Val Burdick                        2/98           4,000           $4,000
Creative Business Strategies       2/98           4,000           $4,000
Richard Neslund                    2/98          20,000          $20,000
Joseph Nielsen                     2/98          10,000          $10,000
Michael Reichert                   2/98           4,000           $4,000
Wayne Densmore                     2/98           3,000           $3,000
Craig Paulsen                      2/98           5,000           $5,000
Ginger Paulsen                     2/98           5,000           $5,000
Gerald Sadoff                      2/98           4,000           $4,000
Robert Knutson                     2/98           5,000           $5,000
Gus Boosalis                       2/98           4,000           $4,000
Uniplan/Matrix, Inc.               2/98           4,000           $4,000
Howard Luetmers                    2/98           8,000           $8,000
Dean Zachman                       2/98           5,000           $5,000
Stephen King                       2/98          10,000          $10,000
William Butler                     2/98           1,000           $1,000
Levitz Family Trust                2/98           7,500           $7,500
Robert Emery                       2/98           4,000           $4,000
Michael & Erica Bell               2/98             500             $500
Michael & Linda Gill               2/98             500             $500
John & Nicole Levitz               2/98             500             $500
Pat & Susan Mooney                 2/98             500             $500
Robin & Dan Simpson                2/98             500             $500
Donald Blakstad                    2/98          10,000          $10,000
Joseph Whitney                     3/98          34,900          $34,900
Ron Hendrickson                    3/98          18,000          $18,000
Philip Chesson                     3/98           7,500           $7,500
Arlan Akerlind                     3/98          20,000          $20,000
Robert Knutson                     4/98          10,000          $10,000
Nicole Neff                        4/98           8,000           $8,000
Stephani Neff                      4/98           1,800           $1,800
Faye Neff                          4/98           1,200           $1,200
Nathan Neff                        4/98             500             $500
Mark Churchman                     4/98           5,000           $5,000
Henry Holroyd                      4/98          15,000          $15,000
Glenn Bailie                       5/98          10,000          $10,000
Phyllis Gorectke                   5/98           5,000           $5,000
Dora Hanson                        5/98           4,450           $4,450

Ken Bradley                        6/98           6,150           $6,150
Nancy Levitz                       6/98           2,500           $2,500
Paul Wasson                        6/98           2,500           $2,500

            All of these sales were pursuant to a Rule 504 Offering. The offering was dated December 8, 1997, and was for 500,000 shares at $1.00 per share. There was a commission of 10% paid on all sales to Protective Group Securities Corporation. The offering was registered in Colorado.

Didier Maus                                 221,769
Jean-Bernard Rondeau                         65,800
Maryse Nordmann                             394,996
Philippe Nordmann                         1,546,127
Wallace & Lelia Trust                       193,488
Lelia Carroll                                86,438
Cimofin, Ltd.                               376,689
TDT, Ltd.                                    31,353
Craig & Ginger Paulsen                       23,820
William & Debra Dover                        11,733
Stephen Fatter                               29,312
Charles Hubbard                              11,722
John G. Boylan                               11,442
Chappell Family                              23,275
Joe Triolo                                   12,933
TFI, LLC                                     11,711
O'Conner & Associates                        34,758
Joseph Brisson                               83,564
Jerry Bayne                                   4,747
Rosie Langston                                2,924
Jerry Engle                                   2,342
Mike Hubbard                                  1,171

            The above list were issued pursuant to the conversion of convertible debentures. The debentures were sold and issued in August, 1995. All of them were converted to common stock in September, 1998.

Philippe Nordmann            2/98           312,500            $250,000
Michel Mulliez               2/98           125,000            $100,000
Dider Maus                   2/98            62,500             $50,000
Philippe Nordmann            4/99           565,000            $588,329
Michel Mulliez               4/99           226,000            $235,332
Didier Maus                  4/99           113,001            $117,666
Thomas Gerschman             4/99            37,500             $30,000

            The above list are all isolated sales. All are residents of Europe except Mr. Gerschman.


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


Charles Clayton              6/99            20,000
John Levitz                  6/99            15,000
Kevin Gersghty               6/99            15,000
Owen Fowler                  6/99            15,000
Thomas Gerschman             6/99            32,375

            The above list represents share issued in exchange for services rendered to the Company. There was no other consideration for the shares.

            The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.


ITEM 11. DESCRIPTION OF SECURITIES

            The Company has authorized 100,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

            Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the Company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

            The Board of Directors is expressly authorized at any time to provide for the issuance of shares of preferred stock in one or more series, with such voting powers, full or limited, or without voting powers and with such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restriction as shall be stated in the resolution or resolutions providing for the issue of preferred stock adopted by the Board of Directors.

            Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules


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



adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. This rule currently applies to the securities of the Company.



ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

            The Colorado Statutes contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.

            As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the company, the company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

ITEM 13. FINANCIAL STATEMENTS

            Please see the attached Financial Statements.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

            None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

            (a) Please see the attached Financial Statements

            (b) Exhibits:

                  3.  Articles of Incorporation and bylaws


                  10. Patent assignment agreement

                                   SIGNATURES



            In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.



Date: 2/3/00                           Kolorfusion International, Inc.




                                       /s/ STEPHEN NAGEL
                                       -----------------------------------------
                                       Stephen Nagel, President, Director


                                       /s/ THOMAS GERSHMAN
                                       -----------------------------------------
                                       Thomas Gershman, Director


                                       /s/ KENNETH BRADLEY
                                       -----------------------------------------
                                       Kenneth Bradley, Secretary

                         KOLORFUSION INTERNATIONAL, INC.


                                FINANCIAL REPORT

                                  JUNE 30, 1999

                          INDEPENDENT AUDITOR'S REPORT




To the Board of Directors and Shareholders
Kolorfusion International, Inc.


         We have audited the accompanying balance sheets of Kolorfusion International, Inc., as of June 30, 1999 and 1998, and the related statements of income, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements present fairly, in all material respects, the financial position of Kolorfusion International, Inc. as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered recurring losses from operations and its current liabilities exceeded its current assets as of June 30, 1999. This raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                       /s/ HOUSE, NEZERKA & FROELICH, P.A.

                                       HOUSE, NEZERKA & FROELICH, P.A.


Bloomington, Minnesota
August 12, 1999

                         KOLORFUSION INTERNATIONAL, INC.

                                 BALANCE SHEETS

                                                                                                     June 30
                                                                        September 30,     -------------------------------
                 ASSETS                                                     1999               1999              1998
                                                                        -------------     -------------     -------------
                                                                         (Unaudited)
CURRENT ASSETS:
     Cash and cash equivalents                                          $      13,905     $     118,867     $      57,334
     Trade accounts receivable, no allowance for
          doubtful accounts considered necessary                               27,962            56,978            68,538
     Inventories                                                               75,537            74,067            36,502
     Prepaid expenses                                                              --                --            16,545
                                                                        -------------     -------------     -------------
                 Total current assets                                         117,404           249,912           178,919

OTHER ASSETS (Notes 2 and 3):
     Patents, net                                                           2,717,921         2,779,721         3,025,891
     Debenture issuance costs, net                                                 --                --            14,102
     Other                                                                         --             1,270             1,270
                                                                        -------------     -------------     -------------
                                                                            2,717,921         2,780,991         3,041,263

LEASEHOLD IMPROVEMENTS AND EQUIPMENT,
     NET (Notes 4 and 5)                                                      243,097           260,127           317,475
                                                                        -------------     -------------     -------------

                                                                        $   3,078,422     $   3,291,030     $   3,537,657
                                                                        =============     =============     =============

          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
     Accounts payable                                                   $     104,369     $     111,327     $      94,850
     Current obligation on payable to individual (Note 2)                     189,000           189,000           674,306
     Current portion of long-term debt (Note 5)                                 9,979            11,000                --
     Payable to stockholders                                                  200,000           200,000                --
     Notes payable (Note 5)                                                        --                --            50,000
     Accrued interest payable (Note 2)                                        179,405           132,905            79,069
     Deferred revenue                                                              --                --            10,000
     Subordinated convertible debentures (Note 6)                                  --                --         2,524,500
     Accrued interest and premium on convertible debentures (Note 6)               --                --         1,917,388
                                                                        -------------     -------------     -------------
                 Total current liabilities                                    682,753           644,232         5,350,113

PAYABLE TO INDIVIDUAL, less current obligation,
     secured by patent (Note 2)                                             1,804,898         1,804,898         1,520,861

LONG-TERM DEBT, less current portion (Note 5)                                   7,679             7,679                --

COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDERS' EQUITY (DEFICIT) (Note 7):
     Preferred stock, $.001 par value, 10,000,000 shares authorized, none issued or outstanding
     Common stock, $.001 par value, 100,000,000 shares authorized              19,033            18,933            14,662
     Additional paid-in capital                                             7,730,024         7,650,124         2,091,329
     Accumulated deficit                                                   (7,165,965)       (6,834,836)       (5,439,308)
                                                                        -------------     -------------     -------------
                                                                              583,092           834,221        (3,333,317)
                                                                        -------------     -------------     -------------

                                                                        $   3,078,422     $   3,291,030     $   3,537,657
                                                                        =============     =============     =============


See Notes to Financial Statements.

                         KOLORFUSION INTERNATIONAL, INC.

                              STATEMENTS OF INCOME

                                                           Three Months Ended                   Year Ended
                                                              September 30                        June 30
                                                     -----------------------------     -----------------------------
                                                         1999             1998             1999             1998
                                                     ------------     ------------     ------------     ------------
                                                     (Unaudited)      (Unaudited)
Revenues:
     Sales                                           $     50,912     $     77,142     $    358,044     $    472,394
     License and royalty revenue                           16,315               --            3,000          120,000
                                                     ------------     ------------     ------------     ------------
                                                           67,227           77,142          361,044          592,394

Expenses:
     Cost of sales                                        120,808           75,735          314,879          529,661
     Selling, general and administrative expenses         271,111          258,928        1,355,363        1,179,719
                                                     ------------     ------------     ------------     ------------

                 Operating loss                          (324,692)        (257,521)      (1,309,198)      (1,116,986)

Other income (expense):
     Gain on foreign currency transactions                     --               --          250,123           75,457
     Interest and other income (expense)                   40,063           (1,310)         (20,720)           9,515
     Interest expense                                     (46,500)         (78,000)        (315,733)      (1,294,729)
                                                     ------------     ------------     ------------     ------------
                                                           (6,437)         (79,310)         (86,330)      (1,209,757)
                                                     ------------     ------------     ------------     ------------

                 Net loss                            $   (331,129)    $   (336,831)    $ (1,395,528)    $ (2,326,743)
                                                     ============     ============     ============     ============


Loss per share                                       $       (.02)    $       (.02)    $       (.08)    $       (.17)
                                                     ============     ============     ============     ============

Shares used in computing loss
     per common equivalent share                       18,982,561       15,722,276       16,967,294       13,296,245
                                                     ============     ============     ============     ============


See Notes to Financial Statements.

                         KOLORFUSION INTERNATIONAL, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                Common Stock              Additional
                                       -----------------------------        Paid-In       Accumulated
                                          Shares           Amount           Capital          Deficit           Total
                                       ------------     ------------     ------------     ------------     ------------
Balance at June 30, 1997                 12,330,000     $     12,330     $    256,370     $ (3,092,655)    $ (2,823,955)
     Shares issued for cash               1,000,000            1,000          899,000               --          900,000
     Shares issued for compensation         788,000              788          378,242               --          379,030
     Conversion of debt                     633,571              634          622,368               --          623,002
     Shares repurchased                     (90,000)             (90)              --          (19,910)         (20,000)
     Stock issuance costs                        --               --          (64,651)              --          (64,651)
     Net loss                                    --               --               --       (2,326,743)      (2,326,743)
                                       ------------     ------------     ------------     ------------     ------------

Balance at June 30, 1998                 14,661,571           14,662        2,091,329       (5,439,308)      (3,333,317)
     Shares issued for cash                 941,501              942          970,385               --          971,327
     Conversion of debentures
        and premium                       3,182,114            3,182        4,441,182               --        4,444,364
     Shares issued for debt                  50,000               50           49,950               --           50,000
     Shares issued for services              97,375               97           97,278               --           97,375
     Net loss                                    --               --               --       (1,395,528)      (1,395,528)
                                       ------------     ------------     ------------     ------------     ------------

Balance at June 30, 1999                 18,932,561           18,933        7,650,124       (6,834,836)         834,221
     Shares issued for cash                 100,000              100           79,900               --           80,000
     Net loss                                    --               --               --         (331,129)        (331,129)
                                       ------------     ------------     ------------     ------------     ------------

Balance at September 30, 1999
     (unaudited)                         19,032,561     $     19,033     $  7,730,024     $ (7,165,965)    $    583,092
                                       ============     ============     ============     ============     ============


See Notes to Financial Statements.

                         KOLORFUSION INTERNATIONAL, INC.

                            STATEMENTS OF CASH FLOWS

                                                                       Three Months Ended                   Year Ended
                                                                          September 30                        June 30
                                                                 -----------------------------     -----------------------------
                                                                     1999             1998             1999             1998
                                                                 ------------     ------------     ------------     ------------
                                                                 (Unaudited)      (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                    $   (331,129)    $   (336,831)    $ (1,395,528)    $ (2,326,743)
     Adjustments to reconcile net loss to net
        cash used in operating activities:
        Depreciation and amortization                                  81,300           91,574          323,740          442,184
        Gain on foreign currency transactions                              --               --         (250,123)         (75,457)
        Stock issued for services                                          --               --           97,375               --
        Loss on disposal of fixed assets                                   --               --           73,399               --
        Amortization of prepaid interest                                   --               --               --           83,333
        Interest converted to debt                                         --               --           51,330           21,312
        Stock issued for compensation                                      --               --               --           75,030
        (Increase) decrease in trade accounts receivable               29,016           38,132           11,560          (48,955)
        (Increase) decrease in inventories                             (1,470)          (7,780)         (37,565)          (5,589)
        (Increase) decrease in prepaid expenses                            --          (17,038)          16,545              113
        Increase (decrease) in accounts payable                        (6,958)          25,707           16,477          (49,074)
        Increase (decrease) in accrued interest                        46,500           77,500           53,836        1,018,799
        Increase (decrease) in deferred revenue                            --          (10,000)         (10,000)          10,000
                                                                 ------------     ------------     ------------     ------------
          Net cash used in operating activities                      (182,741)        (138,736)      (1,048,954)        (855,047)

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of leasehold improvements and equipment                  (2,470)         (13,001)         (79,519)         (19,230)
     Proceeds from sale of equipment                                       --               --               --            8,615
     (Increase) decrease in intangibles                                 1,270               --               --           12,051
                                                                 ------------     ------------     ------------     ------------
          Net cash provided by (used in) investing activities          (1,200)         (13,001)         (79,519)           1,436

CASH FLOWS FROM FINANCING ACTIVITIES:
     Payments on payable to individual                                     --               --               --         (132,850)
     Proceeds from payable to stockholders                                 --               --          200,000               --
     Proceeds from notes payable                                           --               --           21,081          246,416
     Payments on notes payable                                         (1,021)         (61,636)          (2,402)         (50,451)
     Net proceeds from issuance of common stock                        80,000          200,000          971,327          835,349
     Repurchase of common stock                                            --               --               --          (20,000)
                                                                 ------------     ------------     ------------     ------------
          Net cash provided by financing activities                    78,979          138,364        1,190,006          878,464
                                                                 ------------     ------------     ------------     ------------

          Increase (decrease) in cash and cash equivalents           (104,962)         (13,373)          61,533           24,853

Cash and cash equivalents:
     Beginning                                                        118,867           57,334           57,334           32,481
                                                                 ------------     ------------     ------------     ------------

     Ending                                                      $     13,905     $     43,961     $    118,867     $     57,334
                                                                 ============     ============     ============     ============


See Notes to Financial Statements.

                         KOLORFUSION INTERNATIONAL, INC.

                       Years Ended June 30, 1999 and 1998

                                                            Three Months Ended                Year Ended
                                                              September 30                      June 30
                                                      ----------------------------    ----------------------------
                                                           1999           1998            1999            1998
                                                      ------------    ------------    ------------    ------------
                                                      (Unaudited)     (Unaudited)
SUPPLEMENTAL DISCLOSURES OF
     CASH FLOW INFORMATION:
     Cash payments for interest                       $         --    $        500    $    210,567    $    171,285
                                                      ============    ============    ============    ============

SUPPLEMENTAL SCHEDULE OF NONCASH
     INVESTING AND FINANCING ACTIVITIES:
     Issuance of common stock in exchange for debt    $         --    $         --    $     50,000    $    623,002
                                                      ============    ============    ============    ============
     Issuance of common stock for accrued payroll     $         --    $         --    $         --    $    304,000
                                                      ============    ============    ============    ============
     Issuance of common stock for subordinated
        convertible debentures and related accrued
        interest and premium                          $         --    $  4,444,364    $  4,444,364    $         --
                                                      ============    ============    ============    ============


See Notes to Financial Statements.

                         KOLORFUSION INTERNATIONAL, INC.

                          NOTES TO FINANCIAL STATEMENTS
                     Years Ended June 30, 1999 and 1998 and
           Three Months Ended September 30, 1999 and 1998 (Unaudited)


Note 1.   Nature of Business and Summary of Significant Accounting Policies:

          NATURE OF BUSINESS:

          The Company was incorporated on May 17, 1995 in the state of Colorado. Since inception, the Company's efforts have been devoted to raising capital and the purchase and development of a patented system for transferring color patterns to metal, wood, glass and plastic products. The Company currently owns the patents rights for this process for the United States and Canada and has a licensing arrangement for Brazil (Note 8). The Company licenses the system to outside parties and maintains its own production capabilities in targeting its sales efforts currently to the United States and Canada.

          UNAUDITED FINANCIAL STATEMENTS:

          The balance sheet at September 30, 1999, the statements of income and cash flows for the three month periods ended September 30, 1999 and 1998 and the statement of changes in stockholders' equity (deficit) at September 30, 1999 are unaudited but, in the opinion of management of the Company, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial condition and results of operations. The results of operations for the three months ended September 30, 1999 are not necessarily indicative of the results of operations to be expected for the full year ending June 30, 2000.

          A summary of the Company's significant accounting policies follows:

          CASH AND CASH EQUIVALENTS:

          The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

          INCOME TAXES:

          Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the enactment.

          INVENTORIES:

          Inventories consist of raw materials and are valued at the lower of cost or market (first-in, first-out method).

          OTHER ASSETS:

          The Company purchased the patent rights for Canada and the United States on October 17, 1995. The cost of those rights are amortized using the straight-line method over 15 years.

          The Company incurred costs of $180,071 in connection with the offering of subordinated convertible debentures. These costs are amortized using the straight-line method through September 30, 1998.

                         KOLORFUSION INTERNATIONAL, INC.

                     Years Ended June 30, 1999 and 1998 and
           Three Months Ended September 30, 1999 and 1998 (Unaudited)


Note 1.   Nature of Business and Significant Accounting Policies (Continued):

          In accordance with SFAS 121, long-lived assets are reviewed for impairment whenever circumstances indicate that the carrying amount may not be recoverable.

          LEASEHOLD IMPROVEMENTS AND EQUIPMENT:

          Leasehold improvements and equipment are stated at cost and are being depreciated and amortized using the straight-line method over the following useful lives:

                                                        Years
                                                        -----
             Leasehold improvements                         3
             Production equipment                        3-10
             Office furniture and equipment              3-10

          REVENUE RECOGNITION:

          The Company records sales when products are shipped, collectibility is probable, and the fee is fixed or determinable. License revenue is recognized over the term of the agreement.

          Included with certain license agreements are commitments by the licensee to make royalty payments or minimum monthly payments that are offset by purchase of Company product. Such revenue is recognized when earned and collectibility is probable.

          ADVERTISING:

          The Company expenses advertising costs as they are incurred.

          RESEARCH AND DEVELOPMENT COSTS:

          The Company expenses research and development costs as incurred.

          CALCULATION OF PER COMMON SHARE EARNINGS (LOSSES):

          Loss per share is computed based on the weighted average common shares outstanding. Potential issues that are anti-dilutive and reduce loss per share are excluded from the computation.

          CREDIT RISK AND ALLOWANCE FOR DOUBTFUL ACCOUNTS:

          The Company reviews customers' credit history before extending credit and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

          STOCK-BASED EMPLOYEE COMPENSATION:

          The Company accounts for its employee stock option plans under the intrinsic-value method of APB Opinion No. 25 and, accordingly, compensation costs are recognized in the financial statements only when options are granted to employees below the estimated fair market value of the underlying stock. Pro forma information reflecting compensation expense if SFAS 123 were in effect is not presented as the Company estimates no compensation costs would result from implementation of SFAS 123.

                         KOLORFUSION INTERNATIONAL, INC.

                     Years Ended June 30, 1999 and 1998 and
           Three Months Ended September 30, 1999 and 1998 (Unaudited)


Note 1.   Nature of Business and Significant Accounting Policies (Continued):

          ESTIMATES AND ASSUMPTIONS:

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant estimates include the lives of patent rights and equipment and the valuation of stock issued. Actual results could differ from these estimates.

          FINANCIAL INSTRUMENTS:

          The Company has entered into obligations to an individual (see Notes 2 and 7) that are due in French francs while the Company's functional currency is the U.S. dollar, therefore, the related transactions are exposed to the effects of foreign exchange rate fluctuations on the U.S. dollar. The payable to the individual is recorded at the current foreign exchange rate. All gains and losses from currency transactions are included in income currently as required by Statement on Financial Accounting Standards No. 52.


Note 2.   Payable to Individual:

          The Company, on October 17, 1995, purchased certain U.S. and Canadian patent rights as part of an assignment agreement granted at a total price of twenty-five million French francs. The agreement is collateralized by patent rights. In November 1998, the Company and former patent owner agreed to a revised proposal extending the payment terms. This restructuring has been accounted for prospectively reducing the effective interest rate. No gains or losses are recognized as a result of the restructuring. The following is a schedule under the revised proposal, by year, of future payments (in U.S. dollars using the June 30, 1999 conversion rate of FF6.35 to $1) together with the present value of the payments:

          Year Ending June 30:
               2000                                           $     189,000
               2001                                                 189,000
               2002                                               1,398,100
               2003                                                 456,400
               2004                                                 287,200
                                                              -------------
               Total payments at FF6.35                           2,519,700
               Less: Amount representing interest at 6.62%        (392,897)
                                                              -------------
                                                              $   2,126,803
                                                              =============

           Current obligation                                 $     189,000
           Accrued interest payable                                 132,905
           Long-term portion                                      1,804,898
                                                              -------------
                                                              $   2,126,803
                                                              =============

                         KOLORFUSION INTERNATIONAL, INC.

                     Years Ended June 30, 1999 and 1998 and
           Three Months Ended September 30, 1999 and 1998 (Unaudited)


Note 3.   Other Assets:

          Patents consist of the following:

                                                                                           June 30
                                                                 September 30,   ----------------------------
                                                                     1999            1999             1998
                                                                 ------------    ------------    ------------
                                                                 (Unaudited)
             Patents, at cost                                    $  3,692,530    $  3,692,530    $  3,692,530
             Less accumulated amortization                            974,609         912,809         666,639
                                                                 ------------    ------------    ------------
                                                                 $  2,717,921    $  2,779,721    $  3,025,891
                                                                 ============    ============    ============

             Amortization expense                                $     61,800    $    246,170    $    246,169
                                                                 ============    ============    ============

          Debenture issuance costs consist of the following:

             Debenture issuance costs                            $         --    $    180,071    $    180,071
             Less accumulated amortization                                 --         180,071         165,969
                                                                 ------------    ------------    ------------
                                                                 $         --    $         --    $     14,102
                                                                 ============    ============    ============

             Amortization expense                                $         --    $     14,102    $     68,277
                                                                 ============    ============    ============


Note 4.   Leasehold Improvements and Equipment:

          Leasehold improvements and equipment consist of the following:

                                                                                           June 30
                                                                 September 30,   ----------------------------
                                                                     1999            1999             1998
                                                                 ------------    ------------    ------------
                                                                 (Unaudited)
             Leasehold improvements                              $         --    $     21,732    $     21,732
             Equipment                                                315,298         314,028         394,368
             Office furniture and equipment                            79,237          78,037          74,388
                                                                 ------------    ------------    ------------
                                                                      394,535         413,797         490,488
             Less accumulated depreciation and amortization           151,438         153,670         173,013
                                                                 ------------    ------------    ------------
                                                                 $    243,097    $    260,127    $    317,475
                                                                 ============    ============    ============

             Depreciation and amortization expense               $     19,500    $     63,468    $    127,738
                                                                 ============    ============    ============


Note 5.   Notes Payable and Long-Term Debt:

                                                                                     1999             1998
                                                                                 ------------     -----------
          Note payable, bank, payable in monthly installments
               of $536, including interest at 9.75%, through
               March 2000, collateralized by equipment                           $      5,123     $        --

          Note payable, bank, payable in monthly installments
               of $486, including interest at 10.25%, through
               February 2002, collateralized by vehicle                                13,556              --

                         KOLORFUSION INTERNATIONAL, INC.

                     Years Ended June 30, 1999 and 1998 and
           Three Months Ended September 30, 1999 and 1998 (Unaudited)


Note 5.   Notes Payable and Long-Term Debt (Continued):

                                                                                     1999             1998
                                                                                 ------------     -----------
          Note payable, individual, payable in monthly installments of
               $500, including interest at 12%, due on April 25, 1998,
               unsecured and guaranteed by a stockholder,
               converted to common stock in 1999                                           --          50,000
                                                                                 ------------     -----------
                                                                                       18,679          50,000
          Less current maturities                                                      11,000          50,000
                                                                                 ------------     -----------
                                                                                 $      7,679     $        --
                                                                                 ============     ===========


Note 6.   Subordinated Convertible Debentures:

          In August 1995, the Company authorized, under a Subscription and Purchase Agreement, the issuance of $2,500,000 in subordinated convertible debentures. The debentures were due on September 1, 1998 and accrued interest at 10.5% per annum. Subject to the provisions of the Purchase Agreement, the debenture holder could convert the principal and accrued interest into shares of common stock at the date of a U.S. public offering and at a price as follows: Conversion date on or before April 1, 1998, 68% of offering price; on or before September 1, 1998, 60% of offering price. If the Company failed to complete a public offering on or before September 1, 1998, then the principal and interest, plus a premium equal to 50% of the principal would become due and payable, unless agreed otherwise by 66-2/3% of the debenture holders. Interest expense includes premium costs. The Company could redeem all outstanding debentures by the payment of all principal multiplied as follows: redemption on or before April 1, 1998, 1.4 times principal; on or before September 1, 1998, 1.5 times principal.

          In addition, the debentures holders could be granted, upon conversion of the debenture into common stock, warrants to purchase Company common stock equal to 10% of the number of shares received upon conversion of the debenture into common stock. The purchase price for each share of common stock purchasable by exercise of the warrant was
          1.2 times the conversion price. The Company could redeem these warrants upon payment of $1.05 per warrant provided that the fair market value of the Company's common stock as defined by the agreement was at least three times the exercise price of the warrant. The exercise of the warrants could not occur prior to 180 days after the effective date of the Company's public offering.

          In September, 1998, the debentures and related accrued interest and premium were converted into common stock and warrants.


Note 7.   Stockholders' Equity:

          Stock split:

          On November 12, 1997, the Board of Directors authorized a three-for-one stock dividend. Unless otherwise stated, issued and outstanding common stock has been restated to reflect this stock split.

          Preferred stock:

          The voting powers and rights of the preferred stock are subject to approval and amendment by the Board of Directors and will be described upon issuance. As of June 30, 1999, no shares of preferred stock are issued and outstanding.

                         KOLORFUSION INTERNATIONAL, INC.

                     Years Ended June 30, 1999 and 1998 and
           Three Months Ended September 30, 1999 and 1998 (Unaudited)


Note 7.   Stockholders' Equity (Continued):

          Warrants:

          The Company has issued warrants to purchase 50,000 shares of common stock at a purchase price of $1.30 per share. The warrants are exercisable after August 1, 1999 and expire on August 1, 2003.


          As part of the conversion of subordinated convertible debentures, the Company issued 636,915 Class A warrants and 1,592,128 Class B warrants. These warrants contain various anti-dilution rights which provide for proportionate adjustment of the warrant purchase price in the event of : a) Any subdivision or combining of the outstanding shares of Common Stock, b) Declaration of a dividend payable in Common stock, or c) Issuance of securities at a price that is less than the purchase price of the warrant in effect immediately prior to such issuance.


          The Class A warrants allow the holder to purchase unrestricted shares of Company stock at a purchase price of $1.75 per share, are exercisable after September 1, 1998 and expire on September 1, 2002.

          The Class B warrants allow the holder to purchase unrestricted shares of Company stock at a purchase price of $2.25 per share, are exercisable after September 1, 1998 and expire on September 1, 2002.

          The Company can call these warrants if the bid price is 60% above the exercise price for twenty consecutive business days. The holder must exercise the warrant within 30 days or the Company can repurchase the warrant at $.05 per warrant.

          Stock incentive plan:

          The Company adopted a Stock Incentive Plan on April 7, 1997 which authorizes 1,000,000 shares for issuance of stock options and stock appreciation rights and expires 10 years from the effective date of the plan.

          Information relating to stock options is as follows:

                                                                      Weighted
                                                    Number            Average
                                                  of Shares       Exercise Price
                                                -------------     --------------
             Under option, June 30, 1998                   --     $           --
             Granted                                3,650,000               1.66
                                                -------------     --------------
             Under option, June 30, 1999            3,650,000     $         1.66
                                                =============     ==============

             Exercisable at June 30, 1999             150,000     $         1.20
                                                =============     ==============


Note 8.   Commitments and Contingencies:

          The Company leases office, warehouse and production space under a lease which calls for approximate monthly payments of $9,100 through December 31, 2000. Rental expense on this operating lease was approximately $140,000 and $131,000 for the years ending June 30, 1999 and 1998, respectively.

          The Company leases various office equipment under operating leases. Rental expense on these leases was $9,614 and $3,761 for the years ending June 30, 1999 and 1998, respectively.

                         KOLORFUSION INTERNATIONAL, INC.

                     Years Ended June 30, 1999 and 1998 and
           Three Months Ended September 30, 1999 and 1998 (Unaudited)


Note 8.   Commitments and Contingencies (Continued):

          Minimum lease payments at June 30, 1999 are as follows:

          Year Ending June 30:        Facility        Equipment         Total
                                    ------------    ------------    ------------
                2000                $    109,200    $     13,659    $    122,859
                2001                      54,600           9,580          64,180
                                    ------------    ------------    ------------
                                    $    163,800    $     23,239    $    187,039
                                    ============    ============    ============

          The Company was obligated under a license agreement of the Brazilian rights to certain patents to make monthly payments of FF35,000 through March 1998. In November 1998, the Company entered into an agreement whereby the Company's license in Brazil will be reinstated against payment by the Company to the patent holder of 30% of any future license fees and 10% of any future royalties until such time that the Company acquires the Brazil patents. Meanwhile, the patent holder retains the right to sell the Brazil patent to a third party and the Company has the right for 90 days to match that offer. The amount expensed under this agreement was $0 and $5,882 for the years ended June 30, 1999 and 1998, respectively.


Note 9.   Income Taxes:

          The Company has available net operating loss carryforwards of approximately $4,300,000 at June 30, 1999 which will expire in twelve through twenty years.

          The following is a summary of deferred taxes:

                                                                           June 30
                                                 September 30,   ----------------------------
                                                     1999            1999             1998
                                                 ------------    ------------    ------------
                                                 (Unaudited)
          Deferred tax assets:
               Operating loss carryforwards      $  1,850,000    $  1,710,000    $  1,160,000
               Accrued expenses                            --              --         760,000
                                                 ------------    ------------    ------------
                                                    1,850,000       1,710,000       1,920,000

          Deferred tax liabilities:
               Depreciation and amortization               --              --          40,000
                                                 ------------    ------------    ------------
                                                    1,850,000       1,710,000       1,960,000
          Valuation allowance                      (1,850,000)     (1,710,000)     (1,960,000)
                                                 ------------    ------------    ------------
                                                 $         --    $         --    $         --
                                                 ============    ============    ============

          A reconciliation of the Company's statutory tax rate to the effective date is as follows:

                                                                     1999            1998
                                                                 ------------    ------------
              Federal statutory rate                                     35%             35%
              State taxes                                                 5%              5%
              Valuation allowance                                       (40)%           (40)%
                                                                   --------        --------
                                                                          0%              0%
                                                                   ========        ========

          Federal tax rules impose limitations on the utilization of loss carryforwards following certain changes in ownership. When such changes occur, the limitation reduces the amount of benefits that are available to offset future taxable income each year, starting with the year of ownership changes.

                         KOLORFUSION INTERNATIONAL, INC.

                     Years Ended June 30, 1999 and 1998 and
           Three Months Ended September 30, 1999 and 1998 (Unaudited)


Note 10.  Company's Continued Existence:

          The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has sustained substantial losses in its initial years. The Company intends to restructure its debt and to arrange for the sale of additional shares of stock to obtain additional operating capital throughout the year.